Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
PANBELA THERAPEUTICS, INC.

The undersigned, Jennifer Simpson, Chief Executive Officer of Panbela Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: This Amendment (the “Amendment”) to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was duly adopted in accordance with the provisions of Section 242 of the DGCL. The Board of Directors of the Corporation has duly adopted resolutions setting forth and declaring advisable this Amendment and the holders of a majority of the outstanding stock of the Corporation entitled to vote at the meeting of the stockholders called and held upon notice in accordance with Section 222 of the DGCL for the purpose of voting on the Amendment have voted in favor of this Amendment.

SECOND: The Certificate of Incorporation is hereby amended by restating Section 4.1 of Article Four in its entirety to be and read as follows:

4.1         Authorized Capital Stock. The Corporation is authorized to issue one hundred and ten million (110,000,000) shares of capital stock, of which one hundred million (100,000,000) shares will be shares of common stock, par value $0.001 per share (the “Common Stock”), and ten million (10,000,000) shares will be shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each 20 shares of the Common Stock issued and outstanding on the effective date of this Amendment will automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No certificates (or electronic equivalents thereof) representing fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split will, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock on the date of the Effective Time as reported on The Nasdaq Capital Market, after giving effect to the Reverse Stock Split, by (b) the fraction of the share owned by the stockholder. Each certificate (or electronic equivalent thereof) that prior to such combination represented shares of Common Stock will thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented thereby shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: This Amendment will become effective at 12:01 a.m. Eastern time on January 18, 2024.

FOURTH: All other provisions of the Certificate of Incorporation will remain in full force and effect.

[Signature on Following Page]

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by the authorized officer named below, this 15th day of January, 2024.

By:	/s/s Jennifer K. Simpson
Name:	Jennifer K. Simpson
Its:	Chief Executive Officer